UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K/A shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K/A is not incorporated by reference in the referred registration statement on Form F-3.

EXPLANATORY NOTE

This amended and restated report on Form 6-K/A (the “6-K/A”) is being furnished solely to include an item to the agenda of the Extraordinary General Shareholders’ Meeting referred to in the Notice of Meeting originally submitted to the Securities and Exchange Commission (“Commission”) in a report on Form 6-K (the “Original 6-K”) furnished to the Commission on October 19, 2010 (File No. 001-15102), which item of the agenda was inadvertently omitted from the Original 6-K.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

PUBLICLY TRADED COMPANY

CNPJ/MF Nº 07.689.002/0001-89

NIRE 35.300.325.761

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

NOTICE OF MEETING

As resolved by the Company’s Board of Directors, the shareholders of EMBRAER - Empresa Brasileira de Aeronáutica S.A. (the “Company”) are hereby called to convene at an Extraordinary General Shareholders’ Meeting to be held at the corporate headquarters of the Company at Avenida Brigadeiro Faria Lima, 2170, in the city of São José dos Campos, State of São Paulo, on November 19, 2010, at 10 a.m., to discuss the following items of the agenda:

1.	Amendment of the corporate name of the Company to “Embraer S.A.”, thereby requiring an amendment to Article 1 of the Company’s Bylaws to reflect the new corporate name proposed for the Company;

2.	Amendment to Article 3 of the Company’s Bylaws to include the following business activities:

“To design, build and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform and carry out technical activities related to such manufacturing and maintenance activities, according to the highest standards of technology and quality; and

To perform other technological, manufacturing and trade activities and services related to the defense, security and energy industries.”

3.	Amendment to Article 34 of the Company’s Bylaws to take into consideration the dissolution of the Executive Committee and the creation of the Strategic Committee and the Risk Committee to assist the Board of Directors;

4.	Amendment to Article 41 of the Company’s Bylaws in order to allow that the Company’s Fiscal Council be comprised of three (3) to (5) five members, as opposed to a fixed number of five (5) members as presently required pursuant to the current version of Article 41 of the Company’s Bylaws; and

5.	Amendment to Article 44 of the Company’s Bylaws to increase the periodicity of the ordinary meetings of the Company’s administrative bodies.

The information and documents required by Rule No. 481/09 of the Brazilian Securities Commission (“CVM”) in connection with the items of the agenda of the Shareholders’ Meeting, as well as the other documents required by §6 of Article 124 of Brazilian Law No. 6.404/76 (the “Brazilian Corporation Law”) are available to shareholders at the Company’s headquarters and on the websites of the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”) (www.bmfbovespa.com.br) and the CVM (www.cvm.gov.br), as well as on the Investor Relations website of the Company (www.embraer.com.br/ri).

Holders of common shares traded on the BM&FBovespa S.A. who dissent from the amendment to the Company’s corporate purpose (item 2 of the agenda), if approved, will have the right to withdraw from the Company and have the book value of their shares refunded to them in accordance with the following terms and conditions:

i.	Share Refund Amount: as determined by Article 45 of the Brazilian Corporation Law, the refund value for each common share of the Company will be equal to R$7.00 (seven Brazilian reais), as calculated based on the Company’s financial statements for the fiscal year ended December 31, 2009 that were approved by the Ordinary General Shareholders’ Meeting of April 19, 2010, corresponding to R$28.00 (twenty eight Brazilian reais) per American Depositary Share (“ADS”), as each ADS represents four common shares of the Company. This compares to a trading price on the BM&FBovespa of R$11.41 (eleven Brazilian reais and forty one cents) per common share of the Company, as of the close of business on October 18, 2010;

ii.	Start Date for Exercise of Withdrawal Rights: The period to exercise withdrawal rights will commence on the date of publication of the Minutes of the Shareholders’ Meeting that approves the amendment of the Company’s corporate purpose, and dissenting shareholders who owned shares of the Company on the date of publication of this Notice of Shareholders’ Meeting (i.e., October 19, 2010) will be entitled to exercise withdrawal rights;

iii.	End Date for Exercise of Withdrawal Rights: The period to exercise withdrawal rights will expire thirty (30) days from the date of publication of the Minutes of the Shareholders’ Meeting that approves the amendment of the Company’s corporate purpose; and

iv.	Withdrawal Rights Payment Date: Payment of the share refund amount is estimated to occur within thirty (30) days following the last day for exercise of withdrawal rights.

INSTRUCTIONS FOR HOLDERS OF COMMON SHARES:

1) Dissenting shareholders wishing to exercise withdrawal rights shall either contact Itaú Unibanco S.A. (“Itaú Unibanco”), the local custodian of the Company’s shares, at +55 11 5029-7780 or visit a special branch of Itaú Unibanco with a written request of their intention to exercise withdrawal rights, which shall bear their duly notarized signature and inform the number of shares held by them. Attached to such written request, certified copies of the following documents shall be provided: (a) if a person: the individual taxpayer registry (“CPF/MF”), identification card and updated proof of residence; (b) if a legal entity, the corporate taxpayer registry (“CNPJ/MF”), articles of association or bylaws and amendments thereto, minutes of the meeting that appointed the legal entity’s officers signing the written request of exercise of withdrawal rights, as well as such officer’s personal documents (i.e., CPF/MF, identification card and updated proof of residence). Shareholders represented by an attorney-in-fact shall deliver the documents mentioned above and the relevant power-of-attorney granting specific powers for the exercise of withdrawal rights and respective request of the share refund amount. Shareholders that hold shares in custody with the Brazilian Company of Settlement and Custody (“CBLC”) shall request the exercise of their withdrawal rights through their custodial agents.

Additional information related to withdrawal rights is available to shareholders at the Company’s headquarters and on the websites of the BM&FBovespa and the CVM, as well as on the Investor Relations website of the Company.

2) Powers-of-attorney granting specific powers of representation at the Shareholders’ Meeting referred to herein shall be delivered at the Company’s headquarters at least forty eight (48) hours prior to the date of such Shareholders’ Meeting. All persons attending the Shareholders’ Meetings shall produce evidence of their status as Brazilian or foreign shareholder by delivering proof issued by their custodial institution or by submitting a valid identification document, in either case at the Company headquarters at least forty eight (48) hours prior to the date of the Shareholders’ Meeting.

3) Shareholders whose shares have been deposited for fungible custody and who wish to attend the Meeting are required to submit a statement furnished by the custodial institution confirming their respective holdings of common shares of the Company at least forty eight (48) hours prior to the date of the Shareholders’ Meeting.

4) For purposes of checking the limit of votes that are allowed to be cast at the Shareholders’ Meetings pursuant to the Company’s bylaws, shareholders are required to report to the Company at least forty eight (48) hours prior to the date of the Shareholders’ Meeting if they belong to a Group of Shareholders, as the term is defined in the bylaws of the Company.

INSTRUCTIONS FOR HOLDERS OF ADSs:

In due course, the Company shall announce the applicable procedures for holders of ADSs to be able to exercise their voting rights and withdrawal rights.

São José dos Campos, October 19, 2010.

Maurício Novis Botelho

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer